Exhibit 21.1

Subsidiaries of

Empatan Public Limited Company

Jurisdiction of Incorporation
Security Matters Ltd.	Israel
Security Matters SAS	France
Security Matters Canada Ltd.	Canada
SMX Beverages PTY LTD	Australia
Yaholama Technologies INC.	Canada
True Gold Consortium PTY Ltd.	Australia